MANAGEMENT'S DISCUSSION AND ANALYSIS
CN | 2026 Quarterly Review – Third Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2026 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the short and long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions
•No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology, including the use of artificial intelligence, and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2025 Annual MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled Business risks: Reputation of the Company's 2025 Annual MD&A. The achievement of these goals is also subject to circumstances outside of the Company’s control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal
32 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This MD&A dated October 29, 2026, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's September 30, 2026 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2025 Annual Consolidated Financial Statements, and the 2025 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2025 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Third quarter of 2026 compared to third quarter of 2025
Financial results
•Revenues of $4,771 million, an increase of $606 million, or 15%.
•Operating income of $1,730 million, an increase of $124 million, or 8% and adjusted operating income of $1,862 million, an increase of $256 million, or 16%. (1)(2)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.7%, an increase of 2.3-points and adjusted operating ratio of 61.0%, an improvement of 0.4-points. (1)(2)
•Net income of $1,209 million, an increase of $70 million, or 6% and adjusted net income of $1,307 million, an increase of $168 million, or 15%. (1)(2)
•Diluted earnings per share (EPS) of $2.00, an increase of 9% and adjusted diluted EPS of $2.16, an increase of 18%. (1)(2)
•Net cash provided by operating activities of $1,904 million, in line with the same period in 2025, and net cash used in investing activities of $828 million, a decrease of $292 million, or 26%.
•Free cash flow of $1,076 million, an increase of $283 million, or 36%. (1)(3)

(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.

CN | 2026 Quarterly Review – Third Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating performance (1)
•Through dwell increased by 1% to 7.1 (entire railroad, hours).
•Car velocity decreased by 2% to 207 (car miles per day).
•Through network train speed decreased by 2% to 19.1 (mph).
•Fuel efficiency of 0.814 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 2% more efficient.
•Train length remained flat at 8,083 (feet).
•Revenue ton miles (RTMs) increased 4% to 59,383 (millions).
•Injury frequency rate decreased from 1.18 to 0.80 (per 200,000 person hours). (2)
•Accident rate decreased from 1.92 to 1.51 (per million train miles). (2)
(1)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
(2)Based on Federal Railroad Administration (FRA) reporting criteria.

Leadership changes
On October 29, 2026, CN announced that Ghislain Houle, Executive Vice-President and Chief Financial Officer, will retire from his role effective February 1, 2027. Jamie Lockwood, currently Vice-President, Investor Relations and Special Projects, has been selected to succeed Ghislain Houle as Executive Vice-President and Chief Financial Officer, effective February 1, 2027. Ghislain Houle will remain Executive Vice-President and Chief Financial Officer through January 31, 2027 and thereafter will serve as Strategic Advisor to the President and Chief Executive Officer until his retirement on March 31, 2027 to support a smooth transition.

Labor and Workforce negotiations
As at September 30, 2026, CN employed a total of 17,289 employees in Canada, of which 12,642, or 73%, were unionized employees, and 6,533 employees in the U.S., of which 5,468, or 84%, were unionized employees.

Canadian workforce
Teamsters Canada Rail Conference
On August 31, 2026, Teamsters Canada Rail Conference (TCRC) issued a Notice to Bargain for the renewal of its collective agreement with CN, which expires on December 31, 2026. The agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN's network in Canada. The parties commenced negotiations on September 14, 2026, and have scheduled additional bargaining sessions through December 2026.

United Steelworkers
On September 1, 2026, United Steelworkers (USW) issued a Notice to Bargain for the renewal of its collective agreement with CN, which expires on December 31, 2026. The agreement covers approximately 2,800 track workers across CN's network in Canada. The parties commenced negotiations on September 10, 2026, and have scheduled additional bargaining sessions through December 2026.

U.S. workforce
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). In the most recent national bargaining round, which closed in July 2026, agreements were reached and ratified with all twelve unions.

Recent Developments
Assets held for sale
During the third quarter of 2026, CN committed to a plan to sell portions of the Bogalusa, Central, and McComb subdivisions located in Louisiana and Mississippi to prospective buyers that intend to continue operating the rail lines. The related track and roadway assets met the criteria for classification as held for sale and were classified within Other current assets in the Consolidated Balance Sheets. Based on the proposed contractual selling prices net of estimated transaction costs, no impairment was recognized. As at September 30, 2026, the carrying amount of the assets classified as held for sale was $130 million. On October 2, 2026, CN entered into definitive agreements with a short-line operator for the sale. Completion of the transaction is subject to regulatory authorization by the U.S. Surface Transportation Board (STB) and other customary closing conditions, and any resulting gain on disposal is not expected to be significant.

34 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Network rights agreement between the Company and Union Pacific Corporation
On July 22, 2026, the Company and Union Pacific Corporation (UP) announced a Memorandum of Understanding concerning a commercial agreement to improve North American rail connectivity. Under the agreement, the Company would secure new rights over UP's network for moves between Canada and Mexico; UP would have expanded operating rights over CN's former Elgin, Joliet & Eastern Railway (EJ&E) corridor around Chicago. The rights are not conditional on the completion of the UP and NS merger and certain of these rights are subject to STB approval.

2026 Business outlook and assumptions

CN continues to assume low single-digit RTM growth. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company now assumes that the 2026/2027 grain crops in Canada and the U.S. will be above their respective five-year averages (compared to its January 30, 2026 assumption that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages). The Company notes there is a heightened demand risk as a result of volatile macroeconomic conditions, geopolitical conflicts and global trade tensions.

In 2026, the Company continues to expect to invest approximately $2.8 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2026 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

CN | 2026 Quarterly Review – Third Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial highlights

	Three months ended September 30				Nine months ended September 30
In millions, except percentages and per share data	2026	2025		% Change Fav (Unfav)	2026	2025		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,771	$4,165		15%	$13,903	$12,840		8%
Operating income	$1,730	$1,606		8%	$5,060	$4,854		4%
Adjusted operating income (1)(2)	$1,862	$1,606		16%	$5,226	$4,854		8%
Net income	$1,209	$1,139		6%	$3,604	$3,472		4%
Adjusted net income (1)(2)	$1,307	$1,139		15%	$3,670	$3,472		6%
Basic earnings per share	$2.00	$1.83		9%	$5.94	$5.55		7%
Diluted earnings per share	$2.00	$1.83		9%	$5.93	$5.54		7%
Adjusted diluted earnings per share (1)(2)	$2.16	$1.83		18%	$6.03	$5.54		9%
Dividends declared per share	$0.9150	$0.8875		3%	$2.7450	$2.6625		3%
Operating ratio (3)	63.7%	61.4%	(2.3)	pts	63.6%	62.2%	(1.4)	pts
Adjusted operating ratio (1)(2)	61.0%	61.4%	0.4	pts	62.4%	62.2%	(0.2)	pts
Net cash provided by operating activities	$1,904	$1,913		—%	$4,780	$4,822		(1%)
Net cash used in investing activities	$828	$1,120		26%	$1,862	$2,481		25%
Free cash flow (1)(4)	$1,076	$793		36%	$2,918	$2,341		25%
In millions, except percentages					As at September 30, 2026	As at December 31, 2025		% Change Fav (Unfav)
Financial position
Total assets					$61,051	$58,555		4%
Total long-term liabilities (5)					$34,860	$33,291		(5%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

Results of operations

Third quarter and first nine months of 2026 compared to corresponding periods in 2025
Revenues for the third quarter of 2026 were $4,771 million compared to $4,165 million for the same period in 2025, an increase of $606 million, or 15%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, and higher volumes of metals; partly offset by lower exports of Canadian metallurgical coal and lower shipments of international intermodal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for the first nine months of 2026 were $13,903 million compared to $12,840 million for the same period in 2025, an increase of $1,063 million, or 8%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, higher volumes of metals and stronger domestic and export volumes of natural gas liquids; partly offset by lower exports of Canadian metallurgical and thermal coal and lower volumes of frac sand.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

36 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses for the third quarter of 2026 were $3,041 million compared to $2,559 million for the same period in 2025. Operating expenses for the first nine months of 2026 were $8,843 million compared to $7,986 million for the same period in 2025. The increase of $482 million, or 19%, in the third quarter was mainly due to higher fuel prices, an asset impairment recorded in the third quarter of 2026, general wage increases and higher purchased services and material expense; partly offset by lower average headcount. The increase of $857 million, or 11%, in the first nine months of 2026 was mainly due to higher fuel prices, higher purchased services and material expense, an asset impairment recorded in the third quarter of 2026 and general wage increases; partly offset by lower average headcount, the positive translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Operating income for the third quarter of 2026 increased by $124 million, or 8%, to $1,730 million when compared to the same period in 2025. Operating income for the first nine months of 2026 increased by $206 million, or 4%, to $5,060 million when compared to the same period in 2025. The operating ratio, defined as operating expenses as a percentage of revenues, was 63.7% in the third quarter of 2026 compared to 61.4% in the third quarter of 2025, a 2.3-point increase. The operating ratio for the first nine months of 2026 was 63.6% compared to 62.2% in 2025, a 1.4-point increase.

Net income for the third quarter of 2026 was $1,209 million, an increase of $70 million, or 6%, and diluted earnings per share increased by 9% to $2.00, when compared to the same period in 2025. Net income for the first nine months of 2026 was $3,604 million, an increase of $132 million, or 4%, and diluted earnings per share increased by 7% to $5.93, when compared to the same period in 2025.

Key operating metrics

	Three months ended September 30			Nine months ended September 30
	2026	2025	% Change Fav (Unfav)	2026	2025	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	116,264	111,901	4%	355,735	344,079	3%
Train weight (tons) (2)	9,370	9,225	2%	9,357	9,141	2%
Train length (feet) (3)	8,083	8,049	—%	8,013	7,923	1%
Through network train speed (miles per hour) (4)	19.1	19.5	(2%)	18.9	18.7	1%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.814	0.833	2%	0.847	0.872	3%
Through dwell (entire railroad, hours) (6)	7.1	7.0	(1%)	7.2	7.2	—%
Car velocity (car miles per day) (7)	207	211	(2%)	206	204	1%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

The Company's continued focus on its scheduled operating plan resulted in strong operating metrics in the third quarter and first nine months of 2026 while handling higher-than-expected volumes.

CN | 2026 Quarterly Review – Third Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, asset impairments and held-for-sale recoveries, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2026, the Company's adjusted net income was $1,307 million, or $2.16 per diluted share, and $3,670 million, or $6.03 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2026 exclude:
•asset impairments related to CN's decision to discontinue the development of certain components of its dispatching and back office information technology projects before completion of $118 million, or $87 million after tax ($0.14 per diluted share) recorded in the third quarter in Asset impairments within the Consolidated Statements of Income, representing the full carrying amount of the affected software components, which had no alternative use and were no longer expected to provide future economic benefits;
•advisory costs related to the analysis and advocacy for the U.S. Surface Transportation Board (STB) review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern, including participation in ongoing merger-related regulatory proceedings, discovery activities and efforts to secure competitive access conditions, of $14 million, or $11 million after-tax ($0.02 per diluted share) and $48 million, or $36 million after-tax ($0.05 per diluted share), respectively, recorded in Purchased services and material within the Consolidated Statements of Income; and
•the sale of a portion of the Newmarket subdivision located in Washago and Sundridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million, or $57 million after-tax ($0.09 per diluted share) recorded in the first quarter in Other income within the Consolidated Statements of Income.

For the three and nine months ended September 30, 2025, the Company's net income was $1,139 million, or $1.83 per diluted share, and $3,472 million, or $5.54 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2025.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitates period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

38 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2026	2025	2026	2025
Net income	$1,209	$1,139	$3,604	$3,472
Adjustments:
Operating expense adjustments:
Asset impairments	118	—	118	—
Advisory costs related to rail consolidation matters	14	—	48	—
Non-operating expense adjustment:
Gain on disposal of property	—	—	(66)	—
Tax adjustment:
Tax effect of adjustments (1)	(34)	—	(34)	—
Total adjustments	$98	$—	$66	$—
Adjusted net income	$1,307	$1,139	$3,670	$3,472
Diluted earnings per share	$2.00	$1.83	$5.93	$5.54
Impact of adjustments, per share	0.16	—	0.10	—
Adjusted diluted earnings per share	$2.16	$1.83	$6.03	$5.54
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2026	2025	2026	2025
Operating income	$1,730	$1,606	$5,060	$4,854
Adjustments:
Asset impairments	$118	$—	$118	$—
Advisory costs related to rail consolidation matters	14	—	48	—
Total adjustments	$132	$—	$166	$—
Adjusted operating income	$1,862	$1,606	$5,226	$4,854

Operating expenses	$3,041	$2,559	$8,843	$7,986
Total adjustments	(132)	—	(166)	—
Adjusted operating expenses	$2,909	$2,559	$8,677	$7,986

Operating ratio	63.7%	61.4%	63.6%	62.2%
Impact of adjustments	(2.7)%	—%	(1.2)%	—%
Adjusted operating ratio	61.0%	61.4%	62.4%	62.2%

CN | 2026 Quarterly Review – Third Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The weighted average foreign exchange rates were $1.399 and $1.385 per US$1.00 for the three and nine months ended September 30, 2026, respectively and $1.378 and $1.400 per US$1.00 for the three and nine months ended September 30, 2025, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2026 would have been lower by $10 million ($0.02 per diluted share) and higher by $16 million ($0.03 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2026:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)	2026	Constant currency impact	2025	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$1,000	$(9)	$854	16%	$2,869	$16	$2,577	12%
Metals and minerals	561	(6)	477	16%	1,557	11	1,496	5%
Forest products	495	(6)	451	8%	1,424	10	1,406	2%
Coal	246	(2)	237	3%	708	2	725	(2%)
Grain and fertilizers	923	(7)	775	18%	2,952	17	2,560	16%
Intermodal	1,065	(4)	980	8%	3,114	7	2,928	7%
Automotive	284	(3)	217	29%	776	4	677	15%
Total freight revenues	4,574	(37)	3,991	14%	13,400	67	12,369	9%
Other revenues	197	(2)	174	12%	503	1	471	7%
Total revenues	4,771	(39)	4,165	14%	13,903	68	12,840	9%
Operating expenses
Labor and fringe benefits	871	(5)	815	(6%)	2,674	11	2,597	(3%)
Purchased services and material	628	(3)	562	(11%)	1,892	3	1,715	(10%)
Fuel	662	(10)	418	(56%)	1,804	16	1,349	(35%)
Depreciation and amortization	496	(4)	500	2%	1,466	5	1,482	1%
Equipment rents	108	(1)	103	(4%)	326	3	326	(1%)
Other	158	(1)	161	2%	563	3	517	(9%)
Asset impairments	118	—	—	—%	118	—	—	—%
Total operating expenses	3,041	(24)	2,559	(18%)	8,843	41	7,986	(11%)
Operating income	1,730	(15)	1,606	7%	5,060	27	4,854	5%
Interest expense	(245)	3	(227)	(7%)	(720)	(5)	(679)	(7%)
Other components of net periodic benefit income	133	—	125	6%	399	—	376	6%
Other income	3	—	3	—%	83	—	44	89%
Income before income taxes	1,621	(12)	1,507	7%	4,822	22	4,595	5%
Income tax expense	(412)	2	(368)	(11%)	(1,218)	(6)	(1,123)	(9%)
Net income	$1,209	$(10)	$1,139	5%	$3,604	$16	$3,472	4%
Diluted earnings per share	$2.00	$(0.02)	$1.83	8%	$5.93	$0.03	$5.54	8%

Adjusted net income (1)	$1,307	$(10)	$1,139	14%	$3,670	$16	$3,472	6%
Adjusted diluted earnings per share (1)	$2.16	$(0.02)	$1.83	17%	$6.03	$0.03	$5.54	9%
Footnote to the table follows on the following page.

40 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures. Adjusted net income at constant currency and adjusted diluted EPS at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. For the three months ended September 30, 2026, the Adjusted net income at constant currency was $1,297 million, calculated as adjusted net income of $1,307 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $10 million. For the nine months ended September 30, 2026, the Adjusted net income at constant currency was $3,686 million, calculated as adjusted net income of $3,670 million, adjusted for the impact of fluctuations in foreign currency exchange rates of $16 million. For the three months ended September 30, 2026, the Adjusted diluted EPS at constant currency was $2.14, calculated as adjusted diluted EPS of $2.16, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.02 per diluted share. For the nine months ended September 30, 2026, the Adjusted diluted EPS at constant currency was $6.06, calculated as adjusted diluted EPS of $6.03, adjusted for the impact of fluctuations in foreign currency exchange rates of $0.03 per diluted share.

Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)	2026	2025	% Change	% Change at constant currency (1)
Freight revenues	$4,574	$3,991	15%	14%	$13,400	$12,369	8%	9%
Other revenues	197	174	13%	12%	503	471	7%	7%
Total revenues	$4,771	$4,165	15%	14%	$13,903	$12,840	8%	9%
Freight revenues
Petroleum and chemicals	$1,000	$854	17%	16%	$2,869	$2,577	11%	12%
Metals and minerals	561	477	18%	16%	1,557	1,496	4%	5%
Forest products	495	451	10%	8%	1,424	1,406	1%	2%
Coal	246	237	4%	3%	708	725	(2%)	(2%)
Grain and fertilizers	923	775	19%	18%	2,952	2,560	15%	16%
Intermodal	1,065	980	9%	8%	3,114	2,928	6%	7%
Automotive	284	217	31%	29%	776	677	15%	15%
Total freight revenues	$4,574	$3,991	15%	14%	$13,400	$12,369	8%	9%

Revenue ton miles (RTMs) (millions) (2)	59,383	57,188	4%	4%	183,467	176,452	4%	4%
Freight revenue/RTM (cents) (3)	7.70	6.98	10%	9%	7.30	7.01	4%	5%
Carloads (thousands)	1,364	1,368	—%	—%	4,109	4,095	—%	—%
Freight revenue/carload ($)	3,353	2,917	15%	14%	3,261	3,021	8%	8%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the third quarter of 2026 were $4,771 million compared to $4,165 million for the same period in 2025, an increase of $606 million, or 15%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, and higher volumes of metals; partly offset by lower exports of Canadian metallurgical coal and lower shipments of international intermodal.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for the first nine months of 2026 were $13,903 million compared to $12,840 million for the same period in 2025, an increase of $1,063 million, or 8%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher Canadian and U.S. grain exports, higher volumes of refined petroleum products, higher volumes of metals and stronger domestic and export volumes of natural gas liquids; partly offset by lower exports of Canadian metallurgical and thermal coal and lower volumes of frac sand.
•Freight revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

CN | 2026 Quarterly Review – Third Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fuel surcharge revenues increased by $343 million in the third quarter of 2026 and increased by $541 million in the first nine months of 2026 when compared to the same periods in 2025, mainly due to higher applicable fuel surcharge rates. The fuel surcharge revenues for the first nine months of 2025 include the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$1,000	$854	17%	16%	$2,869	$2,577	11%	12%
RTMs (millions)	12,260	11,662	5%	5%	36,818	34,238	8%	8%
Revenue/RTM (cents)	8.16	7.32	11%	10%	7.79	7.53	3%	4%
Carloads (thousands)	171	162	6%	6%	511	479	7%	7%
Revenue/carload ($)	5,848	5,272	11%	10%	5,614	5,380	4%	5%

Revenues for this commodity group increased by $146 million, or 17%, in the third quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher volumes of refined petroleum products, mainly in gas and diesel, driven by increased demand and the impact of prior year production disruptions and extended turnarounds at customer facilities.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $292 million, or 11%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher volumes of refined petroleum products, mainly in gas and diesel, driven by increased demand and the impact of prior year production disruptions and extended turnarounds at customer facilities, as well as higher domestic and export volumes of natural gas liquids.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the April 1, 2025 elimination of the Canadian federal carbon tax program.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$561	$477	18%	16%	$1,557	$1,496	4%	5%
RTMs (millions)	7,311	6,871	6%	6%	20,397	20,697	(1%)	(1%)
Revenue/RTM (cents)	7.67	6.94	11%	9%	7.63	7.23	6%	6%
Carloads (thousands)	236	225	5%	5%	684	677	1%	1%
Revenue/carload ($)	2,377	2,120	12%	11%	2,276	2,210	3%	4%

Revenues for this commodity group increased by $84 million, or 18%, in the third quarter of 2026, when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher volumes of metals.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $61 million, or 4%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower volumes of frac sand driven by increased utilization of locally sourced frac sand in parts of Western Canada and weaker market fundamentals; partly offset by higher volumes of metals.

42 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and a decrease in the average length of haul; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Forest products

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$495	$451	10%	8%	$1,424	$1,406	1%	2%
RTMs (millions)	4,978	5,159	(4%)	(4%)	15,106	15,659	(4%)	(4%)
Revenue/RTM (cents)	9.94	8.74	14%	12%	9.43	8.98	5%	6%
Carloads (thousands)	69	68	1%	1%	206	212	(3%)	(3%)
Revenue/carload ($)	7,174	6,632	8%	7%	6,913	6,632	4%	5%

Revenues for this commodity group increased by $44 million, or 10%, in the third quarter of 2026, when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber and panels from ongoing unfavourable market conditions, including the impact of higher cross-border tariffs and duties.
•Revenue per RTM: increased mainly due to a significant decrease in the average length of haul, higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs decreased while carloads increased in the third quarter of 2026 when compared to the same period in 2025, mainly due to lower long-haul shipments of lumber and panels and higher short-haul shipments of pulp & paper.

Revenues for this commodity group increased by $18 million, or 1%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber from ongoing unfavourable market conditions, including the impact of higher cross-border tariffs and duties.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Coal

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$246	$237	4%	3%	$708	$725	(2%)	(2%)
RTMs (millions)	4,888	5,131	(5%)	(5%)	14,793	15,635	(5%)	(5%)
Revenue/RTM (cents)	5.03	4.62	9%	8%	4.79	4.64	3%	3%
Carloads (thousands)	109	122	(11%)	(11%)	327	355	(8%)	(8%)
Revenue/carload ($)	2,257	1,943	16%	15%	2,165	2,042	6%	6%

Revenues for this commodity group increased by $9 million, or 4%, in the third quarter of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower exports of Canadian metallurgical coal; partly offset by higher exports of U.S. thermal coal.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by a significant increase in the average length of haul.

Carloads decreased more than RTMs in the third quarter of 2026 when compared to the same period in 2025, mainly due to reduced short-haul shipments of U.S. domestic coal.

CN | 2026 Quarterly Review – Third Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group decreased by $17 million, or 2%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower exports of Canadian metallurgical and thermal coal; partly offset by higher exports of U.S. thermal coal.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar.

Carloads decreased more than RTMs in the first nine months of 2026 when compared to the same period in 2025, mainly due to reduced short-haul shipments of U.S. domestic coal.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$923	$775	19%	18%	$2,952	$2,560	15%	16%
RTMs (millions)	16,333	14,562	12%	12%	54,227	48,325	12%	12%
Revenue/RTM (cents)	5.65	5.32	6%	5%	5.44	5.30	3%	3%
Carloads (thousands)	181	163	11%	11%	570	518	10%	10%
Revenue/carload ($)	5,099	4,755	7%	6%	5,179	4,942	5%	5%

Revenues for this commodity group increased by $148 million, or 19%, in the third quarter of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $392 million, or 15%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher exports of Canadian and U.S. grain.
•Revenue per RTM: increased mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Intermodal

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$1,065	$980	9%	8%	$3,114	$2,928	6%	7%
RTMs (millions)	12,680	13,027	(3%)	(3%)	39,473	39,469	—%	—%
Revenue/RTM (cents)	8.40	7.52	12%	11%	7.89	7.42	6%	7%
Carloads (thousands)	542	576	(6%)	(6%)	1,649	1,695	(3%)	(3%)
Revenue/carload ($)	1,965	1,701	16%	15%	1,888	1,727	9%	10%

Revenues for this commodity group increased by $85 million, or 9%, in the third quarter of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM; partly offset by lower volumes:
•Volumes: decreased mainly due to lower international shipments through the Port of Prince Rupert and the Port of Halifax; partly offset by higher international shipments through the Port of Vancouver.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.

44 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Carloads decreased more than RTMs in the third quarter of 2026 when compared to the same period in 2025, mainly due to a reduction in empty container returns.

Revenues for this commodity group increased by $186 million, or 6%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher revenue per RTM while volumes remained flat:
•Volumes: remained flat mainly due to higher shipments in the domestic segment and higher international shipments through the Port of Vancouver; offset by lower international shipments through the Port of Prince Rupert and the Port of Halifax.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the negative translation impact of a stronger Canadian dollar.

Carloads decreased while RTMs remained flat in the first nine months of 2026 when compared to the same period in 2025, mainly due to a reduction in empty container returns.

Automotive

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$284	$217	31%	29%	$776	$677	15%	15%
RTMs (millions)	933	776	20%	20%	2,653	2,429	9%	9%
Revenue/RTM (cents)	30.44	27.96	9%	8%	29.25	27.87	5%	5%
Carloads (thousands)	56	52	8%	8%	162	159	2%	2%
Revenue/carload ($)	5,071	4,173	22%	20%	4,790	4,258	12%	13%
Revenues for this commodity group increased by $67 million, or 31%, in the third quarter of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM.
•Volumes: increased mainly due to higher imports and higher transborder shipments of finished vehicles between the U.S. and Canada.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by a significant increase in the average length of haul.

RTMs increased more than carloads in the third quarter of 2026 when compared to the same period in 2025, mainly due to higher long-haul imports.

Revenues for this commodity group increased by $99 million, or 15%, in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher imports of finished vehicles; partly offset by lower shipments of finished vehicles within Canada.
•Revenue per RTM: increased mainly due to higher applicable fuel surcharge rates and freight rate increases; partly offset by a significant increase in the average length of haul, the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

RTMs increased more than carloads in the first nine months of 2026 when compared to the same period in 2025, mainly due to higher long-haul imports.

CN | 2026 Quarterly Review – Third Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Other revenues

	Three months ended September 30				Nine months ended September 30
	2026	2025	% Change	% Change at constant currency	2026	2025	% Change	% Change at constant currency
Revenues (millions)	$197	$174	13%	12%	$503	$471	7%	7%

Other revenues increased by $23 million, or 13% and $32 million, or 7%, in the third quarter of 2026 and the first nine months of 2026, respectively, when compared to the same periods in 2025, mainly due to higher vessel revenues from the iron ore supply chain.

Operating expenses

Operating expenses for the third quarter of 2026 were $3,041 million compared to $2,559 million for the same period in 2025. Operating expenses for the first nine months of 2026 were $8,843 million compared to $7,986 million for the same period in 2025. The increase of $482 million, or 19%, in the third quarter was mainly due to higher fuel prices, an asset impairment recorded in the third quarter of 2026, general wage increases and higher purchased services and material expense; partly offset by lower average headcount. The increase of $857 million, or 11%, in the first nine months of 2026 was mainly due to higher fuel prices, higher purchased services and material expense, an asset impairment recorded in the third quarter of 2026 and general wage increases; partly offset by lower average headcount, the positive translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2026	2025	% Change	% Change at constant currency (1)	2026	2025	% Change	% Change at constant currency (1)
Labor and fringe benefits	$871	$815	(7%)	(6%)	$2,674	$2,597	(3%)	(3%)
Purchased services and material	628	562	(12%)	(11%)	1,892	1,715	(10%)	(10%)
Fuel	662	418	(58%)	(56%)	1,804	1,349	(34%)	(35%)
Depreciation and amortization	496	500	1%	2%	1,466	1,482	1%	1%
Equipment rents	108	103	(5%)	(4%)	326	326	—%	(1%)
Other	158	161	2%	2%	563	517	(9%)	(9%)
Asset impairments	118	—	—%	—%	118	—	—%	—%
Total operating expenses	$3,041	$2,559	(19%)	(18%)	$8,843	$7,986	(11%)	(11%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $56 million, or 7%, in the third quarter and $77 million, or 3%, in the first nine months of 2026 when compared to the same periods in 2025. The increase in the third quarter was mainly due to general wage increases and higher incentive compensation expense; partly offset by lower average headcount. The increase in the first nine months of 2026 was mainly due to general wage increases and higher incentive compensation expense; partly offset by lower average headcount and the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $66 million, or 12%, in the third quarter and $177 million, or 10%, in the first nine months of 2026 when compared to the same periods in 2025. The increase in the third quarter of 2026 was mainly due to higher trucking and vessel costs, higher material costs and advisory costs of $14 million related to rail consolidation matters. The increase in the first nine months of 2026 was mainly due to higher trucking and vessel costs, advisory costs of $48 million related to rail consolidation matters and higher material costs.

Fuel
Fuel expense increased by $244 million, or 58%, in the third quarter and $455 million, or 34%, in the first nine months of 2026 when compared to the same periods in 2025, mainly due to higher fuel prices. In addition, the increase in the first nine months of 2026 was partly offset by the

46 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense for the third quarter of 2026 was in line with the same period in 2025 and decreased by $16 million, or 1%, in the first nine months of 2026 when compared to the same period in 2025. The decrease in the first nine months of 2026 was mainly due to the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense increased by $5 million, or 5%, in the third quarter of 2026 when compared with the same period in 2025, and the first nine months of 2026 were in line with the same period in 2025. The increase in the third quarter of 2026 was mainly due to higher car hire expense primarily driven by higher volumes.

Other
Other expense for the third quarter of 2026 was in line with the same period in 2025 and increased by $46 million, or 9%, in the first nine months of 2026 when compared to the same period in 2025. The increase in the first nine months of 2026 was mainly due to higher incident costs and higher software and support costs; partly offset by the positive translation impact of a stronger Canadian dollar.

Asset impairments
During the third quarter of 2026, CN decided to discontinue certain components of its dispatching and back office information technology projects before completion and recognized an impairment of $118 million. See Note 6 - Properties to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Other income and expense

Interest expense
Interest expense was $245 million and $720 million for the three and nine months ended September 30, 2026, compared to $227 million and $679 million, respectively, for the same periods in 2025. The increases of $18 million and $41 million were mainly due to a higher average level of debt.

Other components of net periodic benefit income
Other components of net periodic benefit income were $133 million and $399 million for the three and nine months ended September 30, 2026, respectively, compared to $125 million and $376 million, respectively, for the same periods in 2025. The increases of $8 million and $23 million, respectively, were mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2025.

Other income
Other income was $3 million and $83 million for the three and nine months ended September 30, 2026 compared to $3 million and $44 million, respectively, for the same periods in 2025. The increase in the first nine months was mainly due to the sale of a portion of the Newmarket subdivision in the first quarter, which resulted in a gain of $66 million, partially offset by the prior period fair value remeasurement of CN’s investment in Iowa Northern Railway Company (IANR) as a result of CN acquiring control on March 1, 2025.

Income tax expense
Income tax expense was $412 million and $1,218 million for the three and nine months ended September 30, 2026 compared to $368 million and $1,123 million for the same periods in 2025. The effective tax rate for the three and nine months ended September 30, 2026 was 25.4% and 25.3%, compared to 24.4% and 24.4% for the same periods in 2025. The adjusted effective tax rate for the nine months ended September 30, 2026 was 25.4% compared to 24.4% for the same period in 2025 (1).

(1)   Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

CN | 2026 Quarterly Review – Third Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Summary of quarterly financial data

	2026			2025				2024
	Quarters			Quarters				Quarter
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$4,771	$4,753	$4,379	$4,464	$4,165	$4,272	$4,403	$4,358
Operating income (1)	$1,730	$1,781	$1,549	$1,733	$1,606	$1,638	$1,610	$1,628
Net income (1)	$1,209	$1,249	$1,146	$1,248	$1,139	$1,172	$1,161	$1,146
Basic earnings per share	$2.00	$2.06	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82
Diluted earnings per share (1)	$2.00	$2.06	$1.87	$2.03	$1.83	$1.87	$1.85	$1.82
Dividends per share	$0.9150	$0.9150	$0.9150	$0.8875	$0.8875	$0.8875	$0.8875	$0.8450
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures as well as the Company's 2025 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2025 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A. There were no significant changes during the third quarter of 2026, except as noted below.

As at September 30, 2026 and December 31, 2025, the Company had Cash and cash equivalents of $743 million and $350 million, respectively; Restricted cash and cash equivalents of $14 million and $13 million, respectively; and a working capital deficit of $768 million and $1,225 million, respectively.(1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein. The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,471 million (December 31, 2025 - $2,471 million) less current liabilities of $4,239 million (December 31, 2025 - $3,696 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2025 Annual MD&A as well as Note 10 – Financing activities to the Company's September 30, 2026 Interim Consolidated Financial Statements.

Shelf prospectus and registration statement
On April 29, 2026, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 37-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on May 2, 2026. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

48 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revolving credit facilities
On March 31, 2026, the Company increased its existing unsecured revolving credit agreement from $2.5 billion to $3.0 billion. The Company's revolving credit facility agreement was also amended to extend the respective tenors by one additional year each and to remove its sustainability linked loan structure whereby its applicable margins were adjusted up or down based on the Company's performance under certain sustainability goals. The amended unsecured credit facility of $3.0 billion consists of tranches of $1.75 billion and $1.25 billion that are now maturing on March 31, 2029 and March 31, 2031, respectively. The unsecured revolving credit facility of $1.0 billion that was maturing on March 17, 2027 has been terminated as of March 31, 2026. The $3.0 billion revolving credit facility provides borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at September 30, 2026 and December 31, 2025, the Company had no outstanding borrowings under its revolving credit facility.

Equipment loans
During the first nine months of 2026, the Company repaid $66 million of its equipment loans. As at September 30, 2026 and December 31, 2025, the Company had outstanding borrowings of $1,285 million and $1,329 million, respectively and had no further amounts available to be drawn under these facilities.

Commercial paper
The Company's commercial paper program is backstopped by the Company's $3.0 billion revolving credit facility. As of May 6, 2026, the maximum aggregate principal amount of commercial paper that can be issued was increased from $2.5 billion to $3.0 billion, or the equivalent amount in US dollars, on a combined basis.

As at September 30, 2026 and December 31, 2025, the Company had total commercial paper borrowings of US$850 million ($1,210 million) and US$90 million ($124 million) respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at September 30, 2026 and December 31, 2025, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities
On March 31, 2026, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2029.

As at September 30, 2026, the Company had outstanding letters of credit of $323 million ($321 million as at December 31, 2025) under the committed facilities and $151 million ($153 million as at December 31, 2025) under the uncommitted facilities.

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

In the second quarter of 2026, the rating agencies took the following actions:
•DBRS Morningstar maintained the outlook at stable and confirmed CN's long-term and short-term ratings at current levels at A and R-1 (low).
•Moody's Investors Service changed their outlook from stable to negative and confirmed the long-term and short-term debt ratings at A2 and P-1 respectively.
•S&P Global Ratings maintained the outlook at stable and confirmed CN's long-term and short-term ratings at current levels at A- and A-2.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Negative	A2	P-1
S&P Global Ratings	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.
CN | 2026 Quarterly Review – Third Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows

	Three months ended September 30			Nine months ended September 30
In millions	2026	2025	Variance	2026	2025	Variance
Net cash provided by operating activities	$1,904	$1,913	$(9)	$4,780	$4,822	$(42)
Net cash used in investing activities	(828)	(1,120)	292	(1,862)	(2,481)	619
Net cash used in financing activities	(612)	(1,209)	597	(2,526)	(2,514)	(12)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1)	2	(3)	2	(2)	4
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	463	(414)	877	394	(175)	569
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	294	640	(346)	363	401	(38)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$757	$226	$531	$757	$226	$531

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations; and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2026 and 2025, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2026	2025	2026	2025
Net cash provided by operating activities	$1,904	$1,913	$4,780	$4,822
Net cash used in investing activities	(828)	(1,120)	(1,862)	(2,481)
Free cash flow	$1,076	$793	$2,918	$2,341

Operating activities
Net cash provided by operating activities decreased by $9 million in the third quarter of 2026 and decreased by $42 million in the first nine months of 2026 when compared to the same periods in 2025, mainly due to unfavorable changes in working capital items, partly offset by higher operating income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2025 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2025 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2025 indicated a funding excess on a going concern basis of approximately $5.4 billion and a funding excess on a solvency basis of approximately $4.2 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

50 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pension contributions for all plans for the nine months ended September 30, 2026 and 2025 were $45 million and $57 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2025, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the nine months ended September 30, 2026 and 2025 were $1,059 million and $708 million, respectively. The increase was mainly due to higher required installment payments in Canada. For 2026, the Company's net income tax payments are expected to be approximately $1.4 billion.

Investing activities
Net cash used in investing activities decreased by $292 million in the third quarter of 2026 and $619 million in the first nine months of 2026 when compared to the same periods in 2025, mainly due to lower property additions and disposal of property in the first quarter of 2026.

Property additions

	Three months ended September 30		Nine months ended September 30
In millions	2026	2025	2026	2025
Track and roadway	$640	$718	$1,437	$1,605
Rolling stock	49	196	131	352
Buildings	47	41	74	80
Information technology	49	67	160	209
Other	20	83	137	183
Property additions	$805	$1,105	$1,939	$2,429

2026 Capital expenditure program
In 2026, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities decreased by $597 million in the third quarter of 2026 and increased by $12 million in the first nine months of 2026 when compared to the same periods in 2025. The decrease in the third quarter was mainly due to lower repurchases of common shares and higher net issuance of debt including commercial paper. The increase in the first nine months of 2026 was mainly due to higher repurchases of common shares; partly offset by lower net issuances of debt including commercial paper.

Debt financing activities
Debt financing activities in the first nine months of 2026 included the following:
•On September 15, 2026, the Company redeemed the US$125 million ($174 million) 7.70% Notes, issued by its wholly owned subsidiary Illinois Central Railroad Company, due 2096 for US$129 million ($179 million), and derecognized the remaining debt issuance costs, which resulted in a total loss of US$5 million ($7 million) that was recorded in Other income within the Consolidated Statements of Income;
•On May 12, 2026, issuance of US$300 million ($410 million) 4.35% Notes due 2029 and US$450 million ($615 million) 4.95% Notes due 2036 in the U.S. capital markets, which resulted in total net proceeds of $1,016 million and was used for general corporate purposes, including the repayment of commercial paper;
•On March 1, 2026, repayment of US$500 million ($682 million) 2.75% Notes due 2026 upon maturity; and
•Net issuance of commercial paper of $780 million in the third quarter and net issuance of $965 million in the first nine months.

CN | 2026 Quarterly Review – Third Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Debt financing activities in the first nine months of 2025 included the following:
•On September 22, 2025, repayment of $350 million 2.80% Notes due 2025 upon maturity;
•On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million and was used for general corporate purposes, including the refinancing of outstanding indebtedness; and
•Net issuance of commercial paper of $719 million in the third quarter and $26 million in the first nine months.

Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2025 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 24.0 million common shares between February 4, 2026 and February 3, 2027. As at September 30, 2026, the Company had repurchased 11.1 million common shares for $1,751 million under its current NCIB.

As at September 30, 2026, the Company had accrued a liability of $37 million for the two percent tax on net share repurchases made in the first nine months of 2026 ($39 million as at December 31, 2025), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2025 net share repurchases was paid in the first quarter of 2026.

The Company repurchased 16.0 million common shares under its previous NCIB, including 1.7 million common shares in the first quarter of 2026, which allowed for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2026	2025	2026	2025
Number of common shares repurchased	3.9	7.7	12.8	10.5
Weighted-average price per share (1)	$176.61	$134.77	$157.23	$137.91
Amount of repurchase (1)(2)	$676	$1,041	$1,999	$1,448
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.9150 per share amounting to $552 million and $1,664 million in the third quarter and first nine months of 2026 compared to $550 million and $1,663 million, at the quarterly rate of $0.8875 per share for the same periods in 2025.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2026:

							2031 & thereafter
In millions	Total	2026	2027	2028	2029	2030
Debt obligations (1)	$22,808	$1,234	$77	$1,104	$1,556	$1,121	$17,716
Interest on debt obligations	12,767	234	968	964	872	817	8,912
Finance lease obligations	4	3	1	—	—	—	—
Operating lease obligations (2)	875	37	116	88	57	44	533
Purchase obligations (3)	2,927	1,780	342	312	158	93	242
Other long-term liabilities (4)	1,001	31	61	61	51	47	750
Total contractual obligations	$40,382	$3,319	$1,565	$2,529	$2,694	$2,122	$28,153
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $341 million of imputed interest.
(3)Includes fixed and variable commitments for engineering services, rail, information technology services and licenses, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Mainly includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

52 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2026 and 2025, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2026	2025
Debt (1)		$22,812	$21,120
Adjustments:
Operating lease liabilities, including current portion (2)		534	452
Pension plans in deficiency (3)		333	341
Adjusted debt		$23,679	$21,913
Net income		$4,852	$4,618
Interest expense		954	910
Income tax expense		1,639	1,485
Depreciation and amortization		1,922	1,971
Operating lease cost (4)		150	159
Other components of net periodic benefit income		(525)	(489)
Other income		(127)	(42)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		63	—
Asset impairments (7)		118	—
Adjusted EBITDA		$9,080	$8,612
Adjusted debt-to-adjusted EBITDA multiple (times)		2.61	2.54
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in the fourth quarter of 2025 in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to the analysis and advocacy for the STB review of the impacts to fair competition pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in Purchased services and material within the Consolidated Statements of Income.
(7)Represents an impairment related to the discontinued development of portions of certain components of its dispatching and back office information technology projects before completion recorded in Asset impairments within the Consolidated Statements of Income. See Note 6 - Properties to the Company's unaudited Interim Consolidated Financial Statements for additional information.

CN | 2026 Quarterly Review – Third Quarter 53

MANAGEMENT'S DISCUSSION AND ANALYSIS
Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2026, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 14 – Major commitments and contingencies to the Company's September 30, 2026 Interim Consolidated Financial Statements.

Outstanding share data

As at October 29, 2026, the Company had 599.7 million common shares and 2.7 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2025 Annual MD&A.

Derivative financial instruments
Foreign currency risk

Foreign exchange forward contracts
As at September 30, 2026, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,292 million (US$477 million as at December 31, 2025). These outstanding contracts are at a weighted-average exchange rate of $1.38 per US$1.00 ($1.39 per US$1.00 as at December 31, 2025). The weighted-average term of the contracts is 106 days (110 days as at December 31, 2025). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three and nine months ended September 30, 2026, the Company recorded gains of $3 million and $109 million, respectively, related to foreign exchange forward contracts compared to a gain of $40 million and a loss of $7 million, respectively, for the same periods in 2025. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at September 30, 2026, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $45 million and $nil, respectively ($nil and $10 million as at December 31, 2025).

Cross-currency interest rate swaps
On March 1, 2026, the US$500 million cross-currency interest rate swap (CCIRS) was settled in conjunction with the underlying bond settlement. As at September 30, 2026, the aggregate notional amount of CCIRS outstanding was US$1,275 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on July 15, 2028, May 12, 2029, March 12, 2031 and October 15, 2031 for an aggregate principal amount of $1,780 million with a weighted average fixed annual interest rate of 4.67%.

54 CN | 2026 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
These CCIRS were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes. The following table provides the fair value gain or (loss) recorded in Accumulated other comprehensive loss and the amounts amortized to Other income related to foreign currency exposure and to Interest expense as reported for the three and nine months ended September 30, 2026 and September 30, 2025.

	Three months ended September 30		Nine months ended September 30
In millions	2026	2025	2026	2025
Change in fair value of CCIRS	$9	$32	$57	$(33)
Other income	$5	$31	$60	$(44)
Interest expense	$5	$4	$12	$10

The following table provides the cumulative change in fair value of outstanding CCIRS as at September 30, 2026 and December 31, 2025:

In millions	As at September 30, 2026	As at December 31, 2025
Other current assets	$25	$7
Intangible assets, goodwill and other	14	—
Accounts payable and other	—	(29)
Other liabilities and deferred credits	(11)	(30)
Total fair value of CCIRS	$28	$(52)

The cash flows related to these CCIRS that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance are classified as financing activities.

Interest rate risk

Interest rate swaps
The Company had outstanding interest rate swaps (IRS) designated as qualifying hedging instruments and accounted for as fair value hedges. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

The following table presents the notional value of U.S. dollar and Canadian dollar denominated debt instruments that are hedged through IRS for the equivalent notional value:

In millions		Maturity	US$ denominated amount		As at September 30, 2026	As at December 31, 2025
3.50%	5-year notes	June 10, 2030			500	500
4.20%	10-year notes	June 10, 2035			500	500
4.95%	10-year notes	May 12, 2036	US$	450	640	—
Total notional value					$1,640	$1,000

The following table provides the cumulative change in fair value of outstanding IRS and the corresponding fair value hedging adjustment in Long-term debt as at September 30, 2026 and December 31, 2025:

In millions	As at September 30, 2026	As at December 31, 2025
Other current assets	$2	$5
Accounts payable and other	(6)	—
Other liabilities and deferred credits	(89)	(16)
Total fair value of IRS	$(93)	$(11)
Hedging adjustment gain (loss)	$94	$11

CN | 2026 Quarterly Review – Third Quarter 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended September 30		Nine months ended September 30
In millions	2026	2025	2026	2025
Periodic net interest accruals for IRS recorded in Interest expense	$1	—	$4	—

Fair value of financial instruments
As at September 30, 2026, the Company's debt, excluding finance leases, had a carrying amount of $22,808 million ($21,201 million as at December 31, 2025) and a fair value of $20,498 million ($20,246 million as at December 31, 2025). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 15 – Financial instruments to the Company's September 30, 2026 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts

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MANAGEMENT'S DISCUSSION AND ANALYSIS
remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after September 30, 2026 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Recent regulatory and other updates

Canadian regulatory updates

Bill C-39
On September 21, 2026, the Minister of Transport and Government House Leader introduced Bill C-39 in the House of Commons. As of October 29, 2026, the bill has passed Second Reading and advanced to consideration at committee in both the House of Commons and Senate. Among other things, Bill C-39 proposes amendments intended to improve the regulatory framework for project reviews and the collective bargaining process, and to reintroduce extended interswitching for traffic originating or terminating in the Prairie provinces. If enacted, the extended interswitching provisions would be introduced as a 48-month pilot to come into force on a date to be fixed by order of the Governor in Council. The outcome and timing of Bill C-39, and its potential impact on the Company, are uncertain at this time.

No assurance can be given that these or any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

U.S. regulatory updates

Safety regulation - U.S.
On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry challenged the rule as arbitrary and contrary to law in federal circuit court. On August 11, 2026, the federal circuit court denied the industry's challenge. The industry filed a petition for rehearing by the full circuit court on September 25, 2026.

Economic regulation - U.S.
On August 8, 2019, the STB issued interim findings and guidance to National Railroad Passenger Corporation (Amtrak) and the Company regarding the terms and conditions for Amtrak’s use of the Company’s lines. On March 3, 2022, the STB issued a schedule for Amtrak and the Company to submit opening, reply, and rebuttal submissions on the remaining issues in the case. Opening and reply submissions were submitted in May and July 2022, and rebuttal submissions were submitted in August 2022. On September 16, 2026, following a settlement reached between the parties establishing a new operating agreement, the STB granted their joint motion to dismiss.

No assurance can be given that these or any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2025 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the third quarter of 2026.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2025 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Trade restrictions, Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

The following is a material update to the risks described in the Company's 2025 Annual MD&A.

Competition
On July 19, 2025, Union Pacific Corporation (UP) and Norfolk Southern Corporation (NS) (the Applicants) entered into a merger agreement and announced their intention to create a U.S. transcontinental railroad and on December 19, 2025, filed an application with the STB requesting approval to combine the two railroads. On August 18, 2026, the STB adopted a procedural schedule establishing the timeline and key milestones for its review of the proposed transaction.

On July 22, 2026, the Company and Applicants announced they had executed a Memorandum of Understanding (MOU) in connection with the proposed transaction between UP and NS. The MOU would secure CN's competitive access, including access to Kansas City, Missouri. The provisions are contingent on STB approval and closing of the merger.

The merger, if approved, could impact industry-wide competitive dynamics. On November 18, 2026, the Company will request the STB to impose conditions on approval of the merger, and other interested parties may do the same. If the STB approves the merger, there can be no assurance what conditions it will ultimately impose. Depending on the outcome of the STB's review, the Company's competitive position could be materially and adversely affected.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Trade restrictions
On July 1, 2026, the U.S. notified its partners under the United States–Mexico–Canada (USMCA) free-trade agreement that it would not support renewal of the agreement in its current form. While this notification initiates a review and negotiation process, the USMCA remains in effect as discussions among the parties continue. Unless a party withdraws from the agreement, the USMCA will remain in force through 2036. In August 2026, bilateral trade negotiations between Canada and the United States aimed at establishing the trade framework between the two countries were suspended without agreement, and both countries subsequently implemented or announced additional reciprocal tariff measures. The continuation, expansion or introduction of tariffs and other trade restrictions could adversely affect cross-border trade flows, supply chains, operating costs and the Company's financial results. As well, the outcome of any of these discussions and any resulting amendments to the USMCA or agreement between Canada and the U.S. remain uncertain and could affect the future trade framework among the USMCA partners which could materially and negatively impact the Company’s financial results.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2026, have concluded that the Company's disclosure controls and procedures were effective.

During the third quarter ended September 30, 2026, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
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